Exhibit 99.1

Global Ship Lease Reports Results for the Third Quarter of 2020

LONDON, Nov. 09, 2020 (GLOBE NEWSWIRE) - Global Ship Lease, Inc. (NYSE:GSL) (the “Company,” “Global Ship Lease” or “GSL”), a containership charter owner, announced today its unaudited results for the three and nine month periods ended September 30, 2020.
Third Quarter and Year To Date Highlights
- Reported operating revenue of $70.5 million for the third quarter 2020. Operating revenue for the nine months ended September 30, 2020 was $212.8 million.
- Reported net income available to common shareholders of $13.6 million for the third quarter 2020. For the nine months ended September 30, 2020, net income available to common shareholders was $26.8 million, after a non-cash impairment charge of $8.5 million, $0.2 million loss on sale of two ships and $2.3 million premium paid on the redemption in February 2020 of $46.0 million of the Company’s 9.875% Senior Secured Notes due 2022 (“2022 Notes”), giving normalized net income(3) of $37.8 million.
- Generated $41.6 million of Adjusted EBITDA(3) for the third quarter 2020. Adjusted EBITDA for the nine months ended September 30, 2020 was $123.0 million.
- During the third quarter of 2020, a further $1.9 million net proceeds was raised under our ATM program for our 8.75% Series B Preferred Shares (“Series B Preferred Shares”). During the period from October 1, 2020 through November 8, 2020, a further $2.1 million net proceeds was raised under our ATM program for Series B Preferred Shares, for total net proceeds in 2020 of $8.9 million.

- Agreed fifteen charter extensions and new charters increasing contracted Adjusted EBITDA for 2021 to $144.2 million representing approximately 90%:
•
Charters for six 2,200 – 2,500 TEU feeder ships (Julie, Keta, Kumasi, Marie Delmas, La Tour, and Manet), to Sea Consortium, OOCL, CMA CGM (two ships), MSC, and Sea-Lead, at rates between $7,250 and $9,400 per day, and with median redelivery periods between 4Q2020 and 4Q2021;

•	A charter for GSL Valerie, a 2,800 TEU feeder ship, to ZIM, on completion of her five-year special survey, at an average rate of $12,825 per day and with median redelivery in 4Q2021;
•	A charter for GSL Chateau d’If, a 5,100 TEU Panamax ship, to Hapag-Lloyd, at a rate of $14,500 per day, and with median redelivery in 4Q2021;
•	A charter extension for CMA CGM Alcazar, a 5,100 TEU Panamax ship, to CMA CGM, at a rate of $16,000 per day, and with median redelivery in 4Q2021;
•	A charter extension for Dimitris Y, a 5,900 TEU Post-Panamax ship, to ZIM, at a rate of $14,500 per day, and with median redelivery in 2Q2022;
•
Charters for two 6,800 TEU Post-Panamax ships (GSL Christen and GSL Nicoletta), to Maersk and MSC, at daily rates of $12,250 (escalating over time) and $13,500, respectively, and with median charter periods to 1Q2021 and 3Q2021;

•	A charter for GSL Ningbo, an 8,600 TEU Post-Panamax ship, to MSC, at a rate of $22,500 per day, and with a median charter period to 2Q2023;
•	A charter for Maira XL, an ECO-9,100 TEU ship, to a leading liner operator, at a rate expected to generate approximate Adjusted EBITDA of $14.3 million over the median charter period to 2Q2022; and
•	A charter for Anthea Y, an ECO-9,100 TEU ship, to a leading line operator, at a rate expected to generate approximate Adjusted EBITDA of $29.5 million over the median charter period to 3Q2023;

- Disposed of two 1999-built, 2,200 TEU feeder ships (GSL Matisse and Utrillo) in July 2020 for aggregate net proceeds of $6.9 million.
- Improved credit outlook with Moody’s, from B3 / Stable to B3 / Positive.
- Issued inaugural Environmental Social and Governance (ESG) Report.
George Youroukos, Executive Chairman of Global Ship Lease, stated, “Throughout the second half of 2020, the container shipping sector has demonstrated remarkable resilience, discipline in pricing and capacity management, and surprisingly robust demand. Containerized freight volumes have rebounded sharply in recent months, with freight rates in various trades at record highs. The resulting demand for containerships has driven global idle capacity below 2%, with effectively no available capacity for our core mid-size Post Panamax segments, and caused charter rates to double from Spring 2020 troughs. In this environment, we have successfully locked in numerous new charters and extensions at attractive rates across our fleet of low slot cost, high reefer capacity, fuel efficient containerships.”
“Although COVID-19 remains a source of uncertainty, the combination of the surge in demand we are seeing for containerized cargo, the dramatic tightening of available supply, the negligible orderbook for mid-sized and smaller containerships, and the long lead-time for any new orders all but ensures that net vessel supply growth in our focus fleet segments will remain flat or negative through the medium term. With our extensive contracted revenue and multi-year remaining charter duration, we are well positioned for any market environment in the mid-term. And, given the exceptionally supportive supply-side fundamentals, we believe that Global Ship Lease is in a strong position to achieve additional long-term value creation for our shareholders.”
Ian Webber, Chief Executive Officer of Global Ship Lease, commented, “By securing extensive new contract cover at attractive rates, increasing our expected Adjusted EBITDA cover for 2021 to approximately 90%, and continuing to reduce our leverage over time, we have meaningfully enhanced GSL’s balance sheet and financial flexibility. As a result of these positive steps, as well as the fundamentally improved financial and operational performance of our diversified, top-tier counterparties in the liner sector, Moody’s recently improved the credit outlook for Global Ship Lease to B3 / Positive from B3 / Stable. Furthermore, in response to the growing importance of ESG to GSL, our investors and other key stakeholders, we launched our inaugural ESG report during the third quarter to provide insight into the practices we have adopted and are embedding in our company culture and the way we do business.  In all, we have made significant strides in ensuring that Global Ship Lease is poised to act opportunistically as we continue to focus on refinancing our 2022 Notes.”
SELECTED FINANCIAL DATA – UNAUDITED
(thousands of U.S. dollars)
	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019

Operating Revenue (1)	70,520	65,947	212,843	193,548
Operating Income	28,834	28,701	78,912	84,224
Net Income (2)	13,590	10,807	26,816	28,798
Adjusted EBITDA (3)	41,610	40,756	122,960	119,225
Normalized Net Income (3)	13,834	10,807	37,828	28,798

(1) Operating Revenue is net of address commissions which represents a discount provided directly to a charterer based on a fixed percentage of the agreed upon charter rate. Brokerage commissions are included in “Time charter and voyage expenses”.

(2) Net Income available to common shareholders.
(3) Adjusted EBITDA and Normalized Net Income are non-U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) financial measures, as explained further in this press release, and are considered by Global Ship Lease to be a useful measure of its performance. For reconciliations of these non-U.S. GAAP financial measure to net income, the most directly comparable U.S. GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measures” below.

Revenue and Utilization
The Company generated revenue from fixed-rate, mainly long-term, time-charters of $70.5 million in the three months ended September 30, 2020, up $4.6 million (or 7.0%) on revenue of $65.9 million for the comparative period in 2019. The increase is principally due to a 10.8% increase in operating days from the addition of six vessels since July 1, 2019, offset by decreases in revenue from Agios Dimitrios and MSC Qingdao due to offhire from scrubber installation during third quarter 2020. There were 3,977 ownership days in the quarter, an increase of 10.2% on 3,610 in the third quarter 2019. The 125 days of offhire for dry-dockings in the three months ended September 30, 2020 were mainly attributable to three dry-dockings, two for scrubber installation and one for regulatory reasons that completed during the quarter. With 19 days idle time for Utrillo (asset held for sale as at June 30, 2020) and disposed of in the third quarter, 35 idle days for Maira XL, Dolphin II and GSL Christen between charters and 20 days of unplanned offhire days, utilization was 94.8%. In the comparative period of 2019, there were 168 days of offhire for dry-dockings, mainly attributable to four completed dry-dockings primarily to upgrade the ships to increase substantially their reefer capacity and two for regulatory reasons. With 32 days idle time for Tasman and Keta prior to their delivery to their new charterers and six days of unplanned offhire, utilization was 94.3%.
For the nine months ended September 30, 2020, revenue was $212.8 million, up $19.3 million (or 10.0%) on revenue of $193.5 million in the comparative period, mainly due to the factors noted above, together with increased revenue from MSC Tianjin, Alexandra, Alexis, Olivia I, Kristina and Katherine as the charters for these ships were renewed at increased rates, counterbalanced by a decrease in revenue from GSL Matisse and Utrillo (both sold in third quarter 2020) and La Tour and Manet as their charters were renewed at a lower rate.
The table below shows fleet utilization for the three and nine month periods ended September 30, 2020 and 2019, and for the years ended December 31, 2019, 2018, 2017 and 2016.

	Three months ended		Nine months ended		Year ended
	September 30,	September 30,	September 30,	September 30,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Days	2020	2019	2020	2019	2019	2018	2017	2016

Ownership days	3,977	3,610	12,088	10,522	14,326	7,675	6,570	6,588
Planned offhire - dry-dockings	(125)	(168)	(559)	(342)	(537)	(34)	(62)	(100)
Unplanned offhire	(20)	(6)	(79)	(30)	(105)	(17)	(40)	(3)
Idle time	(62)	(32)	(312)	(50)	(164)	(47)	0	0
Operating days	3,770	3,404	11,138	10,100	13,520	7,577	6,468	6,485

Utilization	94.8%	94.3%	92.1%	96.0%	94.4%	98.7%	98.4%	98.4%

One dry-docking was in progress as of September 30, 2020, for regulatory reasons. In the fourth quarter of 2020, we anticipate four further dry-dockings, one for the installation of a scrubber and three for regulatory purposes.
Vessel Operating Expenses
Vessel operating expenses, which primarily include costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were up 18.1% at $25.4 million for the three months ended September 30, 2020, compared to $21.5 million in the prior year period. The increase was due to 367 (or 10.2%) additional ownership days as a result of the acquisition of six vessels since July 1, 2019, all of which are Post-Panamax with higher daily operating expenses offset by the sale in July 2020 of two 2,200 TEU feeder ships with lower daily operating expenses. Further, there was an increased number of crew changes during the third quarter of 2020, following an easing of the Covid-19 related restrictions which affected our ability to effect crew changes and which applied from March to early June of 2020. The average cost per ownership day in the quarter was $6,397, compared to $5,967 for the prior year period, up $430 per day, or 7.2%.

For the nine months ended September 30, 2020, vessel operating expenses were $75.1 million, or an average of $6,215 per day, compared to $63.3 million, or $6,016 per day, in the comparative period, an increase of $199 per ownership day, or 3.3%. The absolute increase and increase in vessel operating expenses per day are mainly due to the reasons noted above.
Time Charter and Voyage Expenses
Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a ship is off-hire or idle and miscellaneous owner’s costs associated with a ship’s voyage. Time charter and voyage expenses were $2.5 million for the three months ended September 30, 2020, compared to $2.4 million in the prior year period. The increase was mainly due to the addition of the six vessels since July 1, 2019, all of which incur such commission. In addition, a number of our legacy ships have completed their initial charters with CMA CGM or OOCL, which charters did not attract such commission and were employed on new charters obtained with the assistance of a broker, thereby incurring commission.
For the nine months ended September 30, 2020, time charter and voyage expenses were $8.7 million, compared to $6.1 million in the comparative period with the increase being due to the addition of five vessels since October 1, 2019. Further, there was an increase in bunker costs for GSL Matisse and Utrillo (assets held for sale as at June 30, 2020), and for Julie and GSL Christen during idle time.
Depreciation and Amortization

Depreciation and amortization for the three-month period ended September 30, 2020 was $11.8 million, compared to $11.2 million in the third quarter of 2019.  The increase was mainly due to the addition of six vessels since July 1, 2019.

Depreciation for the nine months ended September 30, 2020 was $35.0 million, compared to $32.9 million in the comparative period, with the increase being due to the addition of five vessels since October 1, 2019.

Loss on sale of vessels - vessel impairment losses
Two 1999-built, 2,200 TEU feeder ships, GSL Matisse and Utrillo, were sold on July 3, 2020 and July 20, 2020, respectively resulting in a loss of $0.2 million. As of March 31, 2020, we had an expectation that the vessels would be sold before the end of their previously estimated useful life, and as a result performed an impairment test of these two asset groups and an impairment charge of $7.6 million was recognized. An additional impairment charge of $0.9 million was recognized on these two vessels in the three months ended June 30, 2020 for a total of $8.5 million in the nine months ended September 30,2020. No impairment charges were recognized in the prior year periods.
General and Administrative Expenses
General and administrative expenses were $1.6 million in the three months ended September 30, 2020, compared to $2.1 million in the comparative period. The average general and administrative expense per ownership day for the three-month period ended September 30, 2020 was $407, compared to $586 in the comparative period, a decrease of $179 or 30.5%.

For the nine months ended September 30, 2020, general and administrative expenses were $6.4 million, compared to $7.1 million in the comparative period. The average general and administrative expense per ownership day for the nine-month period ended September 30, 2020 was $528, compared to $673 in the comparative period, a decrease of $145 or 21.5%.

Adjusted EBITDA

As a result of the above, Adjusted EBITDA was $41.6 million for the three months ended September 30, 2020, up from $40.8 million for the three months ended September 30, 2019, with the increase being mainly due to the addition of six vessels since July 1, 2019.

Adjusted EBITDA for the nine months ended September 30, 2020 was $123.0 million, compared to $119.2 million for the comparative period, with the increase being due to the addition of five vessels since October 1, 2019.

Interest Expense and Interest Income

Debt at September 30, 2020 totaled $830.3 million, comprising $265.1 million of indebtedness on our 2022 Notes and $4.7 million of indebtedness under a secured term loan, both cross collateralized by 16 vessels in the legacy GSL fleet, $59.0 million of unsecured indebtedness on our Senior Unsecured Notes due 2024 (the “2024 Notes”), and $501.5 million other secured debt collateralized by our other vessels.  As of September 30, 2020, five of our vessels were unencumbered.

Debt as at September 30, 2019 totaled $882.0 million, comprising $340.0 million of indebtedness under our 2022 Notes, $24.8 million of indebtedness under a secured term loan, both cross collateralized by 18 ships in the legacy GSL fleet and $517.2 million of bank debt collateralized by the rest of the fleet. Three vessels were unencumbered.

Interest and other finance expenses for the three months ended September 30, 2020 were $15.0 million, a decrease of $3.4 million, or 18.5%, on the interest and other finance expenses for the prior year period of $18.4 million. The decrease is mainly due to principal repayments during third quarter of 2020 and decrease in LIBOR.

For the nine months ended September 30, 2020, interest expense was $50.5 million, compared to $56.5 million for the nine months ended September 30, 2019, with the decrease mainly for the reasons noted above offset by the $2.3 million premium paid on the optional redemption of $46.0 million of our 2022 Notes in the first quarter of 2020.

Interest income for the three months ended September 30, 2020 was $0.1 million, compared to $0.4 million for the comparative period in 2019 with the decrease being due to decrease in lower deposit interest rates.

Interest income for the nine months ended September 30, 2020 was $0.9 million, compared to $1.2 million for the comparative period in 2019.

Other Income, Net

Other income, net was $0.7 million in the three months ended September 30, 2020, compared to other income, net of $0.9 million in the prior year period.

Other income, net was $0.4 million in the nine months ended September 30, 2020, compared to other income, net of $2.1 million in the prior year period.

Taxation

Taxation for the three months ended September 30, 2020 was a credit of $47,000, compared to $nil in the third quarter of 2019.

Taxation for the nine months ended September 30, 2020 was a credit of $50,000, compared to $40,000 charge in the comparative period in 2019.

Earnings Allocated to Preferred Shares
Our Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”) carry a coupon of 8.75%, the cost of which for the three months ended September 30, 2020 was $1.0 million, compared to $0.8 million for the comparative period; the increase is due to additional Series B Preferred Shares issued under our Depositary Shares ATM program since December 2019. Each Depositary Share represents 1/100th of one Series B Preferred Share. The cost was $2.7 million in the nine months ended September 30, 2020, compared to $2.3 million for the comparative period.
Net Income Available to Common Shareholders

Net income available to common shareholders for the three months ended September 30, 2020 was $13.6 million, compared to $10.8 million in the third quarter of 2019.

Net income available to common shareholders was $26.8 million for the nine months ended September 30, 2020, after a non-cash impairment charge of $8.5 million, $0.2 million loss on sale of two ships and $2.3 million premium paid on the redemption of $46.0 million of our 2022 Notes in February 2020, compared to $28.8 million in the comparative period.

Normalized net income for the three months ended September 30, 2020, was $13.8 million, before the loss on sale of two ships. For the nine months ended September 30, 2020, normalized net income was $37.8 million, before the non-cash impairment charge of $8.5 million, $2.3 million premium paid on the redemption of 2022 Notes and $0.2 million of loss on sale of the two ships. Normalized net income in the comparative periods was the same as reported.

Fleet

The following table provides information about the on-the-water fleet of 43 ships. The table includes charters agreed up to November 8, 2020.

Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer	Earliest Charter Expiry Date		Latest Charter Expiry Date		Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25		1Q26		47,200
UASC Al Khor(1)	9,115	31,764	2015	Hapag-Lloyd	1Q22		2Q22		34,000
Anthea Y(1)	9,115	31,890	2015	Confidential (2)	3Q23	(2)	4Q23	(2)	Confidential	(2)
Maira XL(1)	9,115	31,820	2015	Confidential (3)	2Q22		3Q22		Confidential	(3)
MSC Tianjin	8,603	34,325	2005	MSC	2Q24		3Q24		Confidential	(4)
MSC Qingdao	8,603	34,305	2004	MSC	2Q24		3Q24		Confidential	(4)
GSL Ningbo	8,603	34,340	2004	Maersk (5)	1Q23	(5)	3Q23	(5)	18,000	(5)
GSL Eleni	7,847	29,261	2004	Maersk	3Q24		4Q24	(6)	16,500	(6)
GSL Kalliopi	7,847	29,105	2004	Maersk	4Q22		4Q24	(6)	14,500	(6)
GSL Grania	7,847	29,190	2004	Maersk	4Q22		4Q24	(6)	14,500	(6)
Mary(1)	6,927	23,424	2013	CMA CGM	3Q23		4Q23		25,910
Kristina(1)	6,927	23,421	2013	CMA CGM	2Q24		3Q24		25,910
Katherine (1)	6,927	23,403	2013	CMA CGM	1Q24		2Q24		25,910
Alexandra (1)	6,927	23,348	2013	CMA CGM	1Q24		2Q24		25,910
Alexis (1)	6,882	23,919	2015	CMA CGM	1Q24		2Q24		25,910
Olivia I (1)	6,882	23,864	2015	CMA CGM	1Q24		2Q24		25,910
GSL Christen	6,840	27,954	2002	Maersk (7)	4Q20		2Q21		12,250	(7)
GSL Nicoletta	6,840	28,070	2002	MSC	2Q21		3Q21		13,500
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	2Q21		4Q21		34,000
Agios Dimitrios	6,572	24,746	2011	MSC	4Q23		1Q24		20,000
GSL Vinia	6,080	23,737	2004	Maersk (8)	3Q24		1Q25		13,250	(8)
GSL Christel Elisabeth	6,080	23,745	2004	Maersk (8)	2Q24		1Q25		13,250	(8)
Tasman	5,936	25,010	2000	Maersk	1Q22		3Q23	(9)	12,500	(9)
Dimitris Y	5,936	25,010	2000	ZIM	2Q22		2Q22		14,500
Ian H	5,936	25,128	2000	ZIM	1Q21		2Q21		14,500
Dolphin II	5,095	20,596	2007	Sea-Lead	4Q20		4Q20		7,000
Orca I	5,095	20,633	2006	Maersk	4Q20	(10)	2Q21	(10)	10,000	(10)
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	4Q21	(11)	4Q21	(11)	33,750	(11)
GSL Château d’If	5,089	19,994	2007	CMA CGM (11)	4Q21	(11)	4Q21	(11)	33,750	(11)
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	3Q22		1Q23		25,350
CMA CGM Sambhar	4,045	17,429	2006	CMA CGM	3Q22		1Q23		25,350
CMA CGM America	4,045	17,428	2006	CMA CGM	3Q22		1Q23		25,350
GSL Valerie	2,824	11,971	2005	ZIM	3Q21		1Q22		12,825	(12)
Athena	2,762	13,538	2003	MSC	1Q21		1Q21		9,000
Maira	2,506	11,453	2000	MSC	4Q20		4Q20		8,000
Nikolas	2,506	11,370	2000	MSC	4Q20		4Q20		8,000
Newyorker	2,506	11,463	2001	MSC	1Q21		1Q21		8,000
La Tour	2,272	11,742	2001	MSC	2Q21		2Q21		7,250
Manet	2,272	11,727	2001	Sea-Lead	4Q20		4Q20		7,750
Keta	2,207	11,731	2003	OOCL	3Q21	(13)	3Q21	(13)	8,000	(13)
Julie	2,207	11,731	2002	Sea Consortium	2Q21		2Q21		9,250
Kumasi	2,207	11,791	2002	CMA CGM	3Q21	(14)	4Q21	(14)	9,800	(14)
Marie Delmas	2,207	11,731	2002	CMA CGM	3Q21	(14)	4Q21	(14)	9,800	(14)

(1) Modern design, high reefer capacity, fuel-efficient vessel
(2) Charter with COSCO to early December 2020. Thereafter a charter with a leading liner operator to 3Q23, assuming median redelivery, at a rate expected to generate approximately $29.5 million of Adjusted EBITDA over the median charter term of 33.5 months;
(3) Charter with a leading liner operator to 2Q22, assuming median redelivery, at a rate expected to generate approximately $13.5 million of Adjusted EBITDA from September 30, 2020;
(4) Five-year charters, which commenced 2Q19, at rates expected to generate aggregate Adjusted EBITDA of approximately $38 million from September 30, 2020 until median expiry of the charters in 2Q24;
(5) GSL Ningbo to be re-delivered by mid-November, with new charter to MSC to commence thereafter at a rate of $22,500 per day and with median redelivery 2Q23;
(6) GSL Eleni delivered 2Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q19) and GSL Grania (delivered 3Q19) are chartered for three years plus two successive periods of one year at the option of the charterer. During the option periods the charter rates for GSL Kalliopi and GSL Grania are $18,900 per day and $17,750 per day respectively;
(7) GSL Christen commenced a new charter with Maersk in 3Q20, with escalating charter rates: the rate for the first four months is $12,250 per day, after which it climbs to $14,000 per day until mid-March 2021, and thereafter increases to $15,000 per day;
(8) GSL Vinia and GSL Christel Elisabeth delivered in 4Q19, and are contracted on 52 – 60 months charters;
(9) 12-month extension at charterer’s option callable in 2Q22, at an increased rate of $20,000 per day.
(10) 12-24 month charter (which commenced in 2Q19), at charterer’s option.
(11) Charter for CMA CGM Alcazar extended from end-October 2020 to 4Q21, assuming median redelivery, at a rate of $16,000 per day. New charter agreed with Hapag-Lloyd from late-October 2020 for GSL Chateau d'If (formerly CMA CGM Chateau d'If) to 4Q21, assuming median delivery, at a rate of $14,500 per day.
(12) New charter agreed with ZIM, on scheduled completion of GSL Valerie's drydocking at end-October 2020, at an average rate of $12,825 per day, assuming median duration of the charter to 4Q21.
(13) Charter extended to 3Q21, with a new rate of $9,400 per day from mid-October 2020;
(14) Charter extended to 3Q21, assuming median charter term, with a new rate of $9,300 per day from mid-October 2020.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company's results for the three months ended September 30, 2020 today, Monday November 9, 2020 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:
 (1) Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 8143337

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Wednesday, November 25, 2020 at (855) 859-2056 or (404) 537-3406. Enter the code 8143337 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20-F

The Company’s Annual Report for 2019 was filed with the Securities and Exchange Commission (the “Commission”) on April 2, 2020. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com or on the Commission’s website at www.sec.gov.  Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, 25 Wilton Road, London SW1V ILW.

About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Global Ship Lease owns 43 containerships, ranging from 2,207 to 11,040 TEU, with a total capacity of 245,280 TEU and an average age, weighted by TEU capacity, of 13.4 years as at September 30, 2020. 25 ships are Post-Panamax, of which nine are fuel-efficient new-design wide-beam.
Adjusted to include all charters agreed, and ships acquired or divested, up to November 8, 2020, the average remaining term of the Company’s charters at September 30, 2020, to the mid-point of redelivery, including options under the Company’s control, was 2.3 years on a TEU-weighted basis. Contracted revenue on the same basis was $673.7 million. Contracted revenue was $749.0 million, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.6 years.
Reconciliation of Non-U.S. GAAP Financial Measures

A.	Adjusted EBITDA

Adjusted EBITDA represents net income before interest income and expense, earnings allocated to preferred shares, income taxes, depreciation and amortization of drydocking costs, gains or losses on the sale of vessels and impairment losses.  Adjusted EBITDA is a non-U.S. GAAP quantitative measure used to assist in the assessment of the Company's ability to generate cash from its operations.  We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in U.S. GAAP and should not be considered to be an alternative to net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

Adjusted EBITDA is presented herein on a forward-looking basis in certain instances. The Company has not provided a reconciliation of forward looking Adjusted EBITDA to the most directly comparable U.S. GAAP measure because such U.S. GAAP financial measure on a forward-looking basis is not available to the Company without unreasonable effort.

ADJUSTED EBITDA - UNAUDITED

(thousands of U.S. dollars)

		Three	Three	Nine	Nine
		months	months	months	months
		ended	ended	ended	ended
		September 30,	September 30,	September 30,	September 30,
		2020	2019	2020	2019

Net income available to Common Shareholders		13,590	10,807	26,816	28,798

Adjust:	Depreciation and amorization	11,844	11,174	34,970	32,884
	Impairment charges	-	-	8,497	-
	Loss on sale of vessels	244	-	244	-
	Interest income	(66)	(414)	(897)	(1,198)
	Interest expense	14,994	18,424	50,533	56,484
	Income tax	47	-	50	(40)
	Earnings allocated to preferred shares	957	765	2,747	2,297

Adjusted EBITDA		41,610	40,756	122,960	119,225

B.	Normalized net income
Normalized net income represents net income available to common shareholders adjusted for impairment charges, the premium paid on redemption of our 2022 Notes and gains/losses on sale of vessels. Normalized net income is a non-U.S. GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net loss for items that do not affect operating performance or operating cash generated. Normalized net income is not defined in U.S. GAAP and should not be considered to be an alternate to net income or any other financial metric required by such accounting principles.  Our use of Normalized net income may vary from the use of similarly titled measures by others in our industry.
NORMALIZED NET INCOME

(thousands of U.S. dollars)

		Three	Three	Nine	Nine
		months	months	months	months
		ended	ended	ended	ended
		September 30,	September 30,	September 30,	September 30,
		2020	2019	2020	2019

Net income available to Common Shareholders		13,590	10,807	26,816	28,798

Adjust:	Impairment charges	-	-	8,497	-
	Loss on sale of vessels	244	-	244	-
	Premium paid on redemption of 2022 Notes	-	-	2,271	-

Normalized net income		13,834	10,807	37,828	28,798

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," “should,” "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;
•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;
•	the length and severity of the ongoing outbreak of the novel coronavirus (COVID-19) around the world and governmental responses thereto;
•	the financial condition of our charterers, particularly CMA CGM, our principal charterer and main source of operating revenue, and their ability to pay charterhire in accordance with the charters;
•
Global Ship Lease’s financial condition and liquidity, including its level of indebtedness or ability to obtain additional financing to fund capital expenditures, ship acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facilities;
•
Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	risks relating to the acquisition of Poseidon Containers and Global Ship Lease’s ability to realize the anticipated benefits of the acquisition;
•	future acquisitions, business strategy and expected capital spending;
•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;
•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;
•	assumptions regarding interest rates and inflation;
•	changes in the rate of growth of global and various regional economies;
•	risks incidental to ship operation, including piracy, discharge of pollutants and ship accidents and damage including total or constructive total loss;
•	estimated future capital expenditures needed to preserve its capital base;
•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;
•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters or other ship employment arrangements;
•	the continued performance of existing long-term, fixed-rate time charters;
•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;
•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;
•	expectations about the availability of insurance on commercially reasonable terms;
•	unanticipated changes in laws and regulations including taxation;
•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the U.S Securities and Exchange Commission (the “SEC”).  Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	September 30, 2020	December 31, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	98,964	138,024
Restricted cash	8,728	3,909
Accounts receivable, net	2,356	2,350
Inventories	5,415	5,595
Prepaid expenses and other current assets	6,075	8,132
Due from related parties	2,371	3,860
Total current assets	$123,909	$161,870
NON - CURRENT ASSETS
Vessels in operation	1,148,116	1,155,586
Advances for vessels acquisitions and other additions	4,047	10,791
Intangible assets - charter agreements	49	1,467
Deferred charges, net	18,858	16,408
Restricted cash, net of current portion	6,216	5,703
Total non - current assets	1,177,286	1,189,955
TOTAL ASSETS	$1,301,195	$1,351,825
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	9,469	9,052
Accrued liabilities	21,852	22,916
Current portion of long-term debt and deferred financing costs	81,313	87,532
Deferred revenue	6,115	9,987
Due to related parties	153	109
Total current liabilities	$118,902	$129,596
LONG-TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	735,509	809,357
Intangible liability-charter agreements	4,964	6,470
Total non - current liabilities	740,473	815,827
Total liabilities	$859,375	$945,423
Commitments and Contingencies
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 17,741,008 shares issued and outstanding (2019 – 17,556,738 shares)	177	175
Class B common shares - authorized 20,000,000 shares with a $0.01 par value nil shares issued and outstanding (2019 – nil shares)	-	-
Series B Preferred Shares - authorized 44,000 shares with a $0.01 par value 16,655 shares issued and outstanding (2019 – 14,428 shares)	-	-
Series C Preferred Shares - authorized 250,000 shares with a $0.01 par value 250,000 shares issued and outstanding (2019 - 250,000 shares)	3	3
Additional paid in capital	574,186	565,586
Accumulated deficit	(132,546)	(159,362)
Total shareholders' equity	441,820	406,402
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,301,195	$1,351,825

Global Ship Lease, Inc.
Interim Unaudited Consolidated Statements of Operations

(Expressed in thousands of U.S. dollars except share data)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
OPERATING REVENUES
Time charter revenue (includes related party revenues of $37,027 and $40,409 for each of the three month periods ended September 30, 2020 and 2019, respectively, and $111,551 and $112,887 for each of the nine month periods ended September 30, 2020 and 2019, respectively)	70,520	65,947	212,843	193,548
OPERATING EXPENSES:
Vessel operating expenses (includes related party vessel operating expenses of $3,276 and $2,773 for each of the three month periods ended September 30, 2020 and 2019, respectively, and $9,381 and $7,006 for each of the nine month periods ended September 30, 2020 and 2019, respectively)	25,442	21,537	75,124	63,302
Time charter and voyage expenses (includes related party time charter and voyage expenses of $600 and $478 for each of the three month periods ended September 30, 2020 and 2019, respectively, and $1,801 and $1,328 for each of the nine month periods ended September 30, 2020 and 2019, respectively)	2,537	2,420	8,718	6,055
Depreciation and amortization	11,844	11,174	34,970	32,884
Vessel impairment losses	-	-	8,497	-
General and administrative expenses	1,619	2,115	6,378	7,083
Loss on sale of vessels	244	-	244	-
Operating Income	28,834	28,701	78,912	84,224

NON OPERATING INCOME/(EXPENSES)
Interest income	66	414	897	1,198
Interest and other finance expenses	(14,994)	(18,424)	(50,533)	(56,484)
Other income, net	688	881	337	2,117
Total non operating expenses	(14,240)	(17,130)	(49,299)	(53,169)
Income before income taxes	14,594	11,572	29,613	31,055
Income taxes	(47)	-	(50)	40
Net Income	14,547	11,572	29,563	31,095
Earnings allocated to Series B Preferred Shares	(957)	(765)	(2,747)	(2,297)
Net Income available to Common Shareholders	$13,590	$10,807	$26,816	$28,798

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Cash flows from operating activities:
Net income	14,547	11,572	29,563	31,095
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,844	11,174	34,970	32,884
Vessel impairment losses	-	-	8,497	-
Loss on sale of vessels	244	-	244	-
Amortization of deferred financing costs	1,109	755	3,030	2,244
Amortization of original issue discount/premium on repurchase of notes	173	202	2,455	607
Amortization of intangible liability/asset-charter agreements	(443)	490	(88)	1,436
Share based compensation	358	430	1,640	1,288
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable and other assets	1,869	1,660	2,051	(86)
Decrease in inventories	656	650	180	456
Increase in accounts payable and other liabilities	9,674	6,023	4,520	6,812
Increase/(decrease) in related parties' balances, net	4,993	(510)	1,533	(6,877)
Increase/(decrease) in deferred revenue	1,096	4,506	(3,872)	3,717
Unrealized foreign exchange gain/(loss)	1	(30)	2	(16)
Net cash provided by operating activities	$46,121	$36,922	$84,725	$73,560
Cash flows from investing activities:
Acquisition of vessels	-	(15,001)	(23,060)	(33,497)
Cash paid for vessel expenditure	(3,104)	(7,286)	(4,489)	(14,062)
Advances for vessel acquisitions and other additions	(4,839)	(1,500)	(6,118)	-
Cash paid for drydockings	(2,910)	(2,485)	(10,099)	(3,182)
Proceeds from sale of vessels	2,733	-	6,852	(1,500)
Net cash used in investing activities	$(8,120)	$(26,272)	$(36,914)	$(52,241)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes	-	-	19,193	-
Repurchase of 2022 Notes, including premium	(1,793)	-	(59,615)	-
Proceeds from drawdown of credit facilities	-	280,500	47,000	293,500
Repayment of credit facilities	(12,890)	(11,272)	(46,802)	(37,819)
Repayment of refinanced debt	-	(262,809)	(44,366)	(262,809)
Deferred financing costs paid	7	(3,890)	(962)	(4,212)
Costs relating to offering of Class A common shares	-	-	(76)	-
Proceeds from offering of Series B preferred shares, net of offering costs	1,854	-	6,836	-
Series B Preferred Shares-dividends paid	(957)	(765)	(2,747)	(2,297)
Net cash (used in)/provided by financing activities	$(13,779)	$1,764	$(81,539)	$(13,637)
Increase/(decrease) in cash and cash equivalents and restricted cash	24,222	12,414	(33,728)	7,682
Cash and cash equivalents and restricted cash at beginning of the period	89,686	85,340	147,636	90,072
Cash and cash equivalents and restricted cash at end of the period	$113,908	$97,754	$113,908	$97,754
Supplementary Cash Flow Information:
Cash paid for interest	7,273	10,307	40,371	45,094
Non-cash Investing activities:
Unpaid drydocking expenses	260	-	260	-
Unpaid vessel additions	90	-	90	-
Non-cash financing activities:
Unpaid offering costs	-	856	-	856

Investor and Media Contacts:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438